Exhibit 21

Subsidiaries of Registrant

Subsidiaries of Alliance Bancorp of New England, Inc.:

Tolland Bank, a Connecticut chartered savings bank.

Alliance Capital Trust I, a Delaware Statutory Business Trust

Alliance Capital Trust II, a Delaware Statutory Business Trust

Subsidiaries of Tolland Bank:

Asset Recovery Systems, Inc., a Connecticut corporation

Tolland Investment Corporation, a Connecticut corporation